Exhibit 99.1

Canaan Inc. Wins 4.5 MW Mining Server Contract Supporting Japan’s Power Grid Stability

Hydro-cooled Avalon® A1566HA servers deployed at major Japanese utility

Project underscores Canaan’s ability to support grid efficiency amid rising residential and data-center power demand

Singapore, October 30, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced a 4.5-megawatt sales contract with an electrical engineering solutions provider to deploy Avalon A1566HA-488T hydro-cooled mining servers for real-time grid balancing and energy-efficiency optimization in Japan The facility is led by a major regional utility.

The Avalon servers will operate continuously to help stabilize regional power-grid load through controlled overclocking and underclocking, beginning by the end of 2025. Powered by Canaan’s self-developed smart control chip, the system dynamically adjusts frequency, voltage, and hashrate through advanced feedback algorithms, allowing Avalon systems to respond to grid fluctuations, maintain optimal efficiency, and enhance grid reliability.

The project highlights Canaan’s growing role at the intersection of AI infrastructure, renewable energy, and blockchain computing, showcasing its hydro-cooled and low-carbon architecture, which enables adaptive, sustainable data processing. The initiative also aligns with Japan’s broader digital-asset reforms, including proposed measures to reclassify crypto assets as “financial products” under the Financial Instruments and Exchange Act (FIEA), introduce a flat 20% tax on crypto gains, expand bank participation in digital-asset services, and authorize regulated financial institutions to hold crypto assets directly.

“With our Avalon hydro-cooled servers equipped with a smart control chip and Bitcoin mining technology, utilities can leverage Bitcoin mining as a digital load balancer, improving both energy sustainability and grid efficiency,” said Nangeng Zhang, chairman and CEO of Canaan. “As residential, AI compute, and high-density data centers place increasing pressure on national power systems, we are seeing rising demand for our energy-efficient, grid-interactive solutions across Asia, North America, and Europe. This project builds on a similar initiative we supported in the Netherlands last year, and we expect to expand such deployments with global energy and data-center partners in 2026.”

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com